UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Sharecare, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

81948W104

(CUSIP Number)

John H. Chadwick

30 Burton Hills Boulevard, Suite 500

Nashville, TN 37215

(615) 665-8250

Copies to:

Jackie Cohen

Carolyn Vardi

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036-8704

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81948W104	13D	Page 2 of 41

1.	Names of Reporting Persons. Claritas Capital Fund IV, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 791,127
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 791,127

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 791,127
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81948W104	13D	Page 3 of 41

1.	Names of Reporting Persons. Claritas Dozoretz Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 752,913
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 752,913

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 752,913 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 4 of 41

1.	Names of Reporting Persons. Claritas Irby, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 279,151
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 279,151

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 279,151
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 5 of 41

1.	Names of Reporting Persons. Claritas Opportunity Fund 2013, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,860,256
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,860,256

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,860,256
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81948W104	13D	Page 6 of 41

1.	Names of Reporting Persons. Claritas Opportunity Fund II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 791,127
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 791,127

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 791,127
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81948W104	13D	Page 7 of 41

1.	Names of Reporting Persons. Claritas Sharecare CN Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,449,942
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,449,942

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,449,942
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 8 of 41

1.	Names of Reporting Persons. Claritas Opportunity Fund IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,974,987
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,974,987

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,974,987
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81948W104	13D	Page 9 of 41

1.	Names of Reporting Persons. Claritas Cornerstone Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,339,129
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,339,129

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,339,129
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81948W104	13D	Page 10 of 41

1.	Names of Reporting Persons. Claritas Sharecare 2018 Notes, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,052,904
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,052,904

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,052,904
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 11 of 41

1.	Names of Reporting Persons. Claritas Sharecare Notes, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,859,596
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,859,596

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,859,596
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 12 of 41

1.	Names of Reporting Persons. Claritas Sharecare 2019 Notes LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,408,834
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,408,834

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,408,834
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 13 of 41

1.	Names of Reporting Persons. Claritas Opportunity Fund V, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,835,931
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,835,931

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,835,931
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81948W104	13D	Page 14 of 41

1.	Names of Reporting Persons. Claritas SC Bactes Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 467,217
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 467,217

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 467,217
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 15 of 41

1.	Names of Reporting Persons. Claritas SC Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 431,454
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 431,454

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 431,454
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 16 of 41

1.	Names of Reporting Persons. Claritas Sharecare F3 LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 69,544
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 69,544

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,544
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) OO

*	Less than 0.1%.

CUSIP No. 81948W104	13D	Page 17 of 41

1.	Names of Reporting Persons. Claritas Sharecare-CS Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,341,963
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,341,963

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,341,963
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 18 of 41

1.	Names of Reporting Persons. Claritas Frist Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,733,133
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,733,133

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,733,133
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 19 of 41

1.	Names of Reporting Persons. Claritas Sharp Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,647,665
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,647,665

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,647,665
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 20 of 41

1.	Names of Reporting Persons. Claritas Sharecare Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 487,020
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 487,020

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 487,020
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 21 of 41

1.	Names of Reporting Persons. Claritas Irby Partners II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 118,365
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 118,365

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 118,365
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) OO

*	Less than 0.1%.

CUSIP No. 81948W104	13D	Page 22 of 41

1.	Names of Reporting Persons. Claritas Capital Management Services, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 200,870 (1) (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 200,870 (1) (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,629 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) CO

*	Less than 0.1%.
(1)	The reporting person owns a fully vested option to purchase 35,629 shares of the Issuer for an exercise price of $1.05 per share.
(2)	Includes 165,241 shares held in a managed account for which the reporting person has voting and investment power.

CUSIP No. 81948W104	13D	Page 23 of 41

1.	Names of Reporting Persons. Claritas Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,835,574
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,835,574

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,815 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 24 of 41

1.	Names of Reporting Persons. Claritas Capital SLP – V, GP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,482,006
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,482,006

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,482,006
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81948W104	13D	Page 25 of 41

1.	Names of Reporting Persons. CC Partners IV, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,047,249
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,047,249

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,047,249
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 26 of 41

1.	Names of Reporting Persons. CC SLP IV, GP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,341,963
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,341,963

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,341,963
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81948W104	13D	Page 27 of 41

1.	Names of Reporting Persons. CC SLP V, GP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,321,334
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,321,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,321,334
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81948W104	13D	Page 28 of 41

1.	Names of Reporting Persons. Claritas SCB SLP, GP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 467,217
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 467,217

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 467,217
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81948W104	13D	Page 29 of 41

1.	Names of Reporting Persons. CC Partners V, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,835,931
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,835,931

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,835,931
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 30 of 41

1.	Names of Reporting Persons. Claritas Capital EGF – V Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,860,256
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,860,256

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,860,256
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 31 of 41

1.	Names of Reporting Persons. Claritas Capital EGF – IV Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,278,147
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,278,147

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,278,147
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 32 of 41

1.	Names of Reporting Persons. Claritas SC-SLP, GP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 431,454
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 431,454

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 431,454
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81948W104	13D	Page 33 of 41

1.	Names of Reporting Persons. Claritas Opportunity Fund Partners II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 791,127
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 791,127

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 791,127
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 34 of 41

1.	Names of Reporting Persons. John H. Chadwick
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 317,997
	8.	Shared Voting Power 37,175,496
	9.	Sole Dispositive Power 317,997
	10.	Shared Dispositive Power 37,175,496

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,044,461
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.3%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 81948W104	13D	Page 35 of 41

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on July 12, 2021, as amended and supplement by Amendment No. 1 filed by the Reporting Persons on October 11, 2024 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule”), with respect to the Common Stock. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

The penultimate paragraph of Item 2(a) of the Original Schedule 13D is amended and restated in its entirety as follows:

The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons is 37,175,496, which represents approximately 10.3% of the outstanding shares of the Issuer’s common stock, based on an aggregate of 362,409,958 shares of Common Stock outstanding as of May 6, 2024, as reported by the Issuer in its quarterly report on Form 10-Q for the quarter ended March 31, 2024, as filed with the Securities and Exchange Commission on May 9, 2024 (the “Q1 2024 Form 10-Q”).

Item 4. Purpose of the Transaction

Item 4 of the Original Schedule 13D is amended and supplemented by adding the following:

On June 21, 2024, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”), by and among the Issuer, Impact Acquiror Inc., a Delaware corporation (“Parent”), and Impact Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation as a wholly owned subsidiary of Parent (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each share of common stock of the Issuer, par value $0.0001 per share (the “Issuer Common Stock”) issued and outstanding immediately prior to the Effective Time (other than Excluded Shares (as defined in the Merger Agreement), which Excluded Shares include shares of Issuer Common Stock that are contributed to Impact Upper Parent, Inc. (“Topco Inc.”), an affiliate of Parent, in exchange for certain equity securities of Topco Inc., pursuant to the Rollover Agreement (as defined below) and that certain rollover agreement, dated as of June 21, 2024, by and among Jeff Arnold, Impact Topco LP and Topco Inc.) will be automatically converted into the right to receive $1.43 in cash, without interest (the “Merger Consideration”). Each share of Series A convertible preferred stock, par value $0.0001 per share (the “Preferred Shares”) issued and outstanding immediately prior to the Effective Time will not be converted into the right to receive the Merger Consideration and will remain issued and outstanding following the Effective Time. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 99.2 and is incorporated herein by reference.

On June 25, 2024, each of the Reporting Persons (collectively, the “Rollover Shareholders”) entered into a rollover agreement (the “Rollover Agreement”) with Topco LP and Topco Inc. Pursuant to the Rollover Agreement, (i) the shares of Issuer Common Stock held by each Rollover Shareholder (the “Rollover Shares”) will be contributed to an entity to be formed by Claritas Capital, LLC (“Claritas Capital”) solely for the purposes of the transaction (the “Aggregator”), in exchange for equity interests of the Aggregator, (ii) the shares of Issuer Common Stock contributed to the Aggregator by the Rollover Shareholders will be contributed to Topco Inc. immediately prior to the Effective Time in exchange for shares of common stock of Topco Inc. having an aggregate value equal the product of the number of shares of Issuer Common Stock contributed by the Aggregator multiplied by the Merger Consideration (such product, the “Rollover Value” and such contribution and exchange, the “Topco Inc. Contribution”), and (iii) immediately following the Topco Inc. Contribution, (a) the shares of common stock of Topco Inc. held by the Aggregator will be contributed to Topco LP in exchange for a number of Class A Units of Topco LP having an aggregate value equal to the Rollover Value (the “Topco LP Contribution”) and (b) Topco Inc. will contribute the Rollover Shares received in the Topco Inc. Contribution to Parent.

CUSIP No. 81948W104	13D	Page 36 of 41

Pursuant to the Rollover Agreement, the Rollover Shareholders have agreed to certain covenants, including, among other things, that they (a) will vote or cause to be voted any shares of Issuer Common Stock beneficially owned by them or with respect to which they have the power to cause to be voted, in accordance with the public recommendation of the special committee of the board of directors of the Issuer, with respect to all matters related to the Merger Agreement, including the Merger and any other transactions contemplated thereby, at any meeting of the stockholders of the Issuer, (b) will not enter into any agreement that would reasonably be expected to prevent, materially impair or materially delay the consummation of the Merger, (c) will not, directly or indirectly, take, or cause or instruct any other person to take, any action or enter into any agreement that would result in a breach of the provisions of the Merger Agreement regarding an Acquisition Proposal or a Change of Recommendation (each as defined in the Merger Agreement) and (d) will not pledge, encumber, or directly or indirectly sell or transfer any of the Rollover Shares, except to an entity affiliated with Claritas Capital. The Rollover Agreement may not be terminated or rescinded without the prior written consent of Topco LP and will automatically terminate immediately upon the earlier of (x) the valid termination of the Merger Agreement in accordance with its terms and (y) the Effective Time. The information in this paragraph is qualified in its entirety by reference to the Rollover Agreement, a copy of which is filed as Exhibit 99.3 and is incorporated herein by reference.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5. Interest in Securities of the Issuer.

The first paragraph of Items 5(a) and (b) of the Original Schedule 13D is amended and restated in its entirety as follows:

(a) and (b) The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule are incorporated herein by reference. The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons is 37,175,496, which represents approximately 10.3% of the outstanding shares of the Issuer’s common stock, based on an aggregate of 362,409,958 shares of Common Stock outstanding as of May 9, 2024, as reported in the Q1 2024 Form 10-Q. All of such shares beneficially owned by the Reporting Persons are directly held by the Claritas Entities. The other Reporting Persons may be deemed to beneficially own shares held by the Claritas Entities by virtue of their direct and indirect ownership interests in the Claritas Entities and the Managing Claritas Entities.

On June 10, 2024, Mr. Chadwick received 131,034 shares of Common Stock upon the vesting and settlement of restricted stock units of the Issuer that were granted to Mr. Chadwick on May 17, 2023.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any Securities of the Issuer, including but not limited to transfer or voting of any of the Securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 81948W104	13D	Page 37 of 41

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1:	Joint Filing Agreement of the Reporting Persons

Exhibit 99.2:	Merger Agreement, dated June 21, 2024 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on June 21, 2024)

Exhibit 99.3:	Rollover Agreement, dated June 25, 2024

[signature page follows]

CUSIP No. 81948W104	13D	Page 38 of 41

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Claritas Sharecare CN Partners, LLC

Claritas Irby, LLC

Claritas Dozoretz Partners, LLC

By: Claritas Capital SLP – V, GP, its Managing Member

By:	/s/ John H. Chadwick
Partner
Date: June 26, 2024

Claritas Capital SLP – V, GP

By:	/s/ John H. Chadwick
Partner
Date: June 26, 2024

Claritas Opportunity Fund IV, L.P.

Claritas Cornerstone Fund, LP

By: CC Partners IV, LLC, its General Partner

By:	/s/ John H. Chadwick
Managing Member
Date: June 26, 2024

Claritas Frist Partners, LLC

By: CC Partners IV, LLC, its Managing Member

By:	/s/ John H. Chadwick
Managing Member
Date: June 26, 2024

CC Partners IV, LLC

By:	/s/ John H. Chadwick
Managing Member
Date: June 26, 2024

Claritas Sharecare-CS Partners, LLC

By: CC SLP IV, GP, its Managing Member

By:	/s/ John H. Chadwick
Partner
Date: June 26, 2024

CUSIP No. 81948W104	13D	Page 39 of 41

CC SLP IV, GP

By:	/s/ John H. Chadwick
Partner
Date: June 26, 2024

Claritas Irby Partners II, LLC

Claritas Sharp Partners, LLC

Claritas Sharecare F3 LLC

By: Claritas Capital, LLC, its Managing Member

By:	/s/ John H. Chadwick
Managing Member
Date: June 26, 2024

Claritas Capital, LLC

By:	/s/ John H. Chadwick
Managing Member
Date: June 26, 2024

Claritas Sharecare 2018 Notes, LLC

Claritas Sharecare Notes, LLC

Claritas Sharecare 2019 Notes, LLC

By: CC SLP V, GP, its Managing Member

By:	/s/ John H. Chadwick
Partner
Date: June 26, 2024

CC SLP V, GP

By:	/s/ John H. Chadwick
Partner
Date: June 26, 2024

Claritas SC Bactes Partners, LLC

By: Claritas SCB SLP, GP, its Managing Member

By:	/s/ John H. Chadwick
Partner
Date: June 26, 2024

Claritas SCB SLP, GP

By:	/s/ John H. Chadwick
Partner
Date: June 26, 2024

CUSIP No. 81948W104	13D	Page 40 of 41

Claritas Opportunity Fund V, LP

By: CC Partners V, LLC, its General Partner

By:	/s/ John H. Chadwick
Managing Member
Date: June 26, 2024

CC Partners V, LLC

By:	/s/ John H. Chadwick
Managing Member
Date: June 26, 2024

Claritas Opportunity Fund 2013, LP

By: Claritas Capital EGF – V Partners, LLC, its General Partner

By:	/s/ John H. Chadwick
Managing Member
Date: June 26, 2024

Claritas Capital EGF – V Partners, LLC

By:	/s/ John H. Chadwick
Managing Member
Date: June 26, 2024

Claritas Capital Fund IV, LP

By: Claritas Capital EGF – IV Partners, LLC, its General Partner

By:	/s/ John H. Chadwick
Managing Member
Date: June 26, 2024

Claritas Sharecare Partners, LLC

By: Claritas Capital EGF – IV Partners, LLC, its Managing Member

By:	/s/ John H. Chadwick
Managing Member
Date: June 26, 2024

Claritas Capital EGF – IV Partners, LLC

By:	/s/ John H. Chadwick
Managing Member
Date: June 26, 2024

CUSIP No. 81948W104	13D	Page 41 of 41

Claritas SC Partners, LLC

By: Claritas SC-SLP, GP, its Managing Member

By:	/s/ John H. Chadwick
Partner
Date: June 26, 2024

Claritas SC-SLP, GP

By:	/s/ John H. Chadwick
Partner
Date: June 26, 2024

Claritas Opportunity Fund II, LP

By: Claritas Opportunity Fund Partners II, LLC, its General Partner

By:	/s/ John H. Chadwick
Managing Member
Date: June 26, 2024

Claritas Opportunity Fund Partners II, LLC

By:	/s/ John H. Chadwick
Managing Member
Date: June 26, 2024

Claritas Capital Management Services, Inc.

By:	/s/ John H. Chadwick
President
Date: June 26, 2024